UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

FORESCOUT TECHNOLOGIES, INC.

(Name of Subject Company)

FERRARI MERGER SUB, INC.

(Offeror)

FERRARI GROUP HOLDINGS, L.P.

(Parent of Offeror)

FERRARI INTERMEDIATE, INC.

FERRARI PARENT, INC.

FERRARI GROUP HOLDINGS GP, LLC

ADVENT INTERNATIONAL CORPORATION

(Other Persons)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

34553D101

(Cusip Number of Class of Securities)

James Westra

Ferrari Merger Sub, Inc.

c/o Advent International Corporation

800 Boylston Street

Boston, Massachusetts, 02199

(617) 951-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Amanda McGrady Morrison

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,620,826,552	$210,384

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 49,553,291 shares of common stock, par value $0.001 per share, of Forescout Technologies, Inc. (“Forescout”) (including shares of common stock subject to vested stock-based awards) multiplied by the offer price of $29.00 per share; (ii) 2,346,485 shares of common stock subject to outstanding stock options with an exercise price that is less than the offer price, multiplied by $17.08, which is the offer price of $29.00 minus the weighted average exercise price per share of such stock options of $11.92 per share; and (iii) 4,955,281 shares of common stock subject to outstanding unvested stock-based awards multiplied by the offer price of $29.00. The calculation of the filing fee is based on information provided by Forescout as of July 13, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $210,384	Filing Party: Ferrari Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 20, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Ferrari Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Ferrari Group Holdings, L.P., a Delaware limited partnership, with the U.S. Securities and Exchange Commission on July 20, 2020 (the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Forescout Technologies, Inc., a Delaware corporation, at a price of $29.00 per Share, without interest and subject to any applicable withholding taxes, net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 20, 2020 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment have the meanings set forth in the Offer to Purchase.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information in the Offer to Purchase, is hereby amended and supplemented as set forth below.

The information set forth under the heading “Certain Litigation Matters” in “Section 16 — Certain Legal Matters; Regulatory Approvals; Litigation” is hereby amended and supplemented by replacing the 5th and 6th paragraphs under such heading with the following new paragraphs:

“Sayce v. Forescout Technologies, Inc. On January 2, 2020, Christopher L. Sayce filed a class action lawsuit (the “Sayce action”) in the Northern District of California alleging that Forescout, Michael DeCesare and Christopher Harms violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The purported class includes all persons who purchased or acquired Forescout securities between February 7, 2019 and October 9, 2019. The lead plaintiff filed an amended complaint on May 22, 2020. The amended complaint purports to bring claims on behalf of a class of purchasers of Forescout securities during the period from February 7, 2019 through May 15, 2020. On July 6, 2020, the defendants filed a motion to dismiss the amended complaint.

United States District Court January and June Stockholder Class Action Litigation. On June 10, 2020, a putative stockholder class action complaint (the “Arbitrage Fund action”) was filed in the Northern District of California by The Arbitrage Fund, Water Island LevArb Fund, L.P., Water Island Diversified Event-Driven Fund, Water Island Merger Arbitrage Institutional Comingled Master Fund LP and AltShares Merger Arbitrage ETF alleging that Forescout, Michael DeCesare and Christopher Harms violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The purported class includes all persons who purchased or acquired Forescout securities between February 6, 2020 and May 15, 2020, and generally alleges that the defendants made false and misleading statements and/or omitted material facts concerning Forescout’s financial performance and the risk that the acquisition of Forescout by Advent would not close. On June 17, 2020, the Court granted an administrative motion to relate the Arbitrage Fund action and the Sayce action. On July 22, 2020, the Court entered an order consolidating the Sayce and the Arbitrage Fund actions. The Court also vacated its prior order appointing the lead plaintiff and appointing lead counsel and ordered the former lead plaintiff to republish notice under the Private Securities Litigation Reform Act by July 31, 2020, and ordered that any member of the putative class seeking to be appointed lead plaintiff must file a lead plaintiff motion within 60 days thereafter. The former lead plaintiff republished notice on July 29, 2020. The Court also denied as moot defendants’ pending motion to dismiss without prejudice to refiling a motion to dismiss following the conclusion of the new lead plaintiff process.

United States District Court July and August Stockholder Class Action Litigation. On July 31, 2020, a purported class action complaint was filed in the United States District Court, Northern District of California, by Stephen Bushansky, individually, and on behalf of all others similarly situated, against Forescout and the Forescout Board for alleged violations of Delaware law and Section 14(e) and Section 20(a) of the Exchange Act related to the entry into the Amended Merger Agreement and the Schedule 14D-9. The complaint seeks to (1) enjoin the consummation of the Offer; (2) cause defendants to disseminate revised disclosures; and (3) rescind the Transactions or recover damages in the event that the Transactions are completed.

On July 31, 2020, a purported class action complaint was filed in the United States District Court, Southern District of New York, by Edward Smith, individually, and on behalf of all others similarly situated, against Forescout and the Forescout Board for alleged violations of Section 14(d), Section 14(e) and Section 20(a) of the Exchange Act related to the Schedule 14D-9. Parent and Purchaser are also named as defendants. The complaint seeks to (1) enjoin the consummation of the Offer; (2) cause defendants to disseminate revised disclosures; and (3) rescind the Transactions or recover damages in the event that the Transactions are completed.

On August 4, 2020, a purported class action complaint was filed in the United States District Court, Northern District of California, by Ronald Blackwell, individually, and on behalf of all others similarly situated, against Forescout and the Forescout Board for alleged violations of Delaware law and Section 14(e) and Section 20(a) of the Exchange Act related to the Schedule 14D-9. The complaint seeks to (1) enjoin the consummation of the Offer; (2) cause defendants to disseminate revised disclosures; and (3) rescind the Transactions or recover damages in the event that the Transactions are completed.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2020

FERRARI MERGER SUB, INC.

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

FERRARI GROUP HOLDINGS, L.P.

By: Ferrari Group Holdings GP, LLC, its general partner

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

FERRARI INTERMEDIATE, INC.

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

FERRARI PARENT, INC.

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

FERRARI GROUP HOLDINGS GP, LLC

By:	/s/ James Westra
Name:	James Westra
Title:	President and General Counsel

ADVENT INTERNATIONAL CORPORATION

By:	/s/ James Westra
Name:	James Westra
Title:	Chief Legal Officer, General Counsel, and Managing Partner

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 20, 2020.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on July 20, 2020.*

(a)(1)(G)	Joint Press Release issued by Forescout and Advent International Corporation on July 15, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser with the U.S. Securities and Exchange Commission on July 15, 2020).

(a)(1)(H)	Joint Press Release issued by Forescout and Advent International Corporation on July 20, 2020.*

(b)(1)	Debt Commitment Letter, dated as of July 15, 2020, from ORCA I LLC and certain of its affiliates, Owl Rock Capital Corporation, Owl Rock Capital Corporation II, Owl Rock Capital Corporation III and Owl Rock Technology Finance Corp. to Purchaser.*

(b)(2)	Amended and Restated Debt Commitment Letter, dated as of July 30, 2020, from ORCA I LLC and certain of its affiliates, Owl Rock Capital Corporation, Owl Rock Capital Corporation II, Owl Rock Capital Corporation III, Owl Rock Technology Finance Corp., Ares Capital Management LLC, TC Lending, LLC, TDL Lending, LLC, Series 14 and Northwestern Mutual Investment Management Company, LLC to Purchaser.*

(d)(1)	Amended & Restated Agreement and Plan of Merger, dated as of July 15, 2020, by and among Parent, Purchaser and Forescout (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Forescout with the U.S. Securities and Exchange Commission on July 16, 2020).

(d)(2)	Mutual Non-Disclosure and Confidentiality Agreement, dated as of November 14, 2019, by and between Forescout and Advent International Corporation.*

(d)(3)	Amended and Restated Equity Commitment Letter, dated as of July 15, 2020, from certain affiliates of Advent International Corporation to Parent.*

(d)(4)	Amended and Restated Limited Guarantee, dated as of July 15, 2020, by certain affiliates of Advent International Corporation in favor of Forescout.*

(d)(5)	Agreement and Plan of Merger, dated as of February 6, 2020, by and among Parent, Purchaser and Forescout (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Forescout with the U.S. Securities and Exchange Commission on February 7, 2020).

*	Previously filed.